

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 28, 2006

Daniel P. Gorey
Chief Financial Officer
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601

       **RE:**    **Form 10-K for Fiscal Year Ended June 30, 2005**
              **Form 10-Q for Fiscal Quarters Ended September 30, 2005 and**
              **December 31, 2005**
              **File No. 1-8123**

Dear Mr. Gorey:

We have reviewed your letter dated April 25, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005</u>

<u>Financial Statements</u>

<u>Note 16, Industry Segments, page 48</u>

1. We have read your response to comment one from our letter dated April 14, 2006 and we have no further comments regarding your reportable segments.

   We note that you wrote-off goodwill of $26.1 million related to UST in fiscal 2004. Please tell us how much of the remaining goodwill balance from the Inform segment at June 30, 2005 is related to US Traffic and Peek Traffic. If any of the remaining balance is related to US Traffic and Peek Traffic, please provide us with additional information to help us understand your evaluation of this goodwill in light of their pretax losses for fiscal year ended June 30, 2005.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


John Hartz
Senior Assistant
Chief Accountant